Contact

www.linkedin.com/in/joshlisko
(LinkedIn)

Top Skills

Appian

Business Process Management

Java

Certifications

Appian Lead Developer

Drive SAP S/4HANA
Transformations with SAP Signavio
Solutions

Appian Lead Designer

Platinum Certified Practitioner

Appian Analyst

Josh Lisko

Solution Advisory | SAP Signavio
Austin, Texas, United States

Summary

Experienced leader in both professional services and technical
sales. Main areas of focus: Process Mining, Business Process
Management, Process Automation, Process Execution/
Orchestration/Integration, Low Code/No Code, and Intelligent
Technologies.

_____

Experience

Seed to Oaks
Board Member
June 2025 - Present (3 months)

Seed to Oaks is a non-profit that brings real and lasting community change
through a collaboration between local churches, businesses and civic
agencies, filling the space between the three.

We help socially-driven pastors and professionals connect and mobilize
their resources through guided social initiatives. These initiatives are proven,
strategic and straight forward to implement; designed as a sustainable means
for community change that is real and measurable.

SAP
3 years 7 months

Presales Expert
April 2024 - Present (1 year 5 months)

Presales Senior Specialist
February 2022 - April 2024 (2 years 3 months)

Macedon Technologies
7 years 9 months

Director Solutions Consulting
July 2020 - February 2022 (1 year 8 months)

Director of Professional Services

January 2019 - July 2020 (1 year 7 months)
Austin, Texas Area

Program Manager
February 2018 - January 2019 (1 year)
Austin, TX

Project Leader
November 2016 - February 2018 (1 year 4 months)
Reston, VA

Senior Consultant
December 2015 - November 2016 (1 year)
Reston, VA

Consultant
June 2014 - November 2015 (1 year 6 months)
Reston, VA

Xtec
Intern
May 2011 - January 2014 (2 years 9 months)
Reston, VA

Time Warner Cable
Service Transition & Change Management Intern
June 2012 - August 2012 (3 months)
Herndon, VA

─────

Education

University of Virginia
Bachelor of Science (B.S.), Computer Science

Chantilly High School